[PPS LETTERHEAD]



                                  March 3, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  Ms. Julia E. Griffith

     Re:  Withdrawal of Registration Statement on Form S-1 of
          Preferred Payment Systems, Inc. (File No. 333-40833)

Ladies and Gentlemen:

          Please be advised that Preferred Payment Systems, Inc. (the "Company"), pursuant to the provisions of Rule 477 of the Securities and Exchange Commission promulgated under the Securities Act of 1933, hereby seeks to withdraw the registration statement on Form S-1 filed with the Commission on November 21, 1997. The Company will not be proceeding with an initial public offering of its shares of common stock because of the recent merger of the Company with and into a subsidiary of Concentra Managed Care, Inc. We ask that upon granting consent to the withdrawal of the Company's registration statement the Commission forward to the undersigned a copy of the order granting the withdrawal that will be placed in the Company's registration statement file.

                              Sincerely yours,

                              PREFERRED PAYMENT SYSTEMS, INC.

                              /s/  Steven E. Nelson
                              By:  Steven E. Nelson
                                   President, Chairman and
                                   Chief Executive Officer

cc:  Bernard S. Kramer